CONFIDENTIAL TREATMENT REQUESTED BY ATWOOD OCEANICS, INC.

May 15, 2013

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549-7010

Attn: Karl Hiller, Division of Corporation Finance

RE:	Atwood Oceanics, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 19, 2012
File No. 1-13167

Ladies and Gentlemen:

With respect to the comments of the staff to the captioned filing, on behalf of Atwood Oceanics, Inc. (the “Company”), we submit the following responses to your letter dated April 17, 2013, relating to the Company’s Form 10-K for the year ended September 30, 2012 (the “Form 10-K”). The captions and numbers set forth in this letter correspond to the captions and numbers included in the staff’s letter of April 17, 2013. For your convenience, we are enclosing a copy of your April 17, 2013 letter.

Form 10-K for the Fiscal Year ended September 30, 2012

Selected Financial Data, page 24

Comment:

1.	We note you have not complied with prior comment 1, concerning your disclosure of rig counts and utilization rates, explaining instead your interest in having meaningful measures of marketability. However, given that you have not quantified the adjustments you are making in computing utilization rates that exclude days the rigs are not available, we see no clear representation of marketability in your disclosures. Yet we agree this is relevant and believe that you should be disclosing full measures of marketability and utilization to provide adequate context for your discussion. Accordingly, you should expand your disclosure to include both marketability and utilization rates for each year and rig using 365 days in the denominators of the underlying computations. Please include narrative to address any disparities in the requirements for maintenance and repairs among your rigs impacting availability (marketability), also your plans to address any disparities in utilization revealed among your rigs.

Response:

In order to properly address comment 1, we propose to revise our future filings, beginning with our annual report on Form 10-K for the fiscal year ending September 30, 2013 as follows (only fiscal year 2012 figures are presented here for reference):

15835 Park Ten Place Drive, Houston, Texas 77084

Office 281.749.7800, Fax 28.492.0345, www.atwd.com

2012
FLEET DATA:
Rig count (at end of period)
All rigs	11
In-service rigs (1)	9
Utilization rate—full (2)
All rigs	75%
In-service rigs	96%
Utilization rate—available (3)
All rigs	78%
In-service rigs	100%

(1)	In-service rigs exclude idled rigs which are not actively marketed. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Outlook” for further discussion of idled rigs.
(2)	Full utilization rate is calculated by dividing the actual number of days a rig was under contract during the year by 365 days.
(3)	Available utilization rate is calculated by dividing the actual number of days a rig was under contract during the period by the number of days a rig was available to be under contract during the period, which excludes out of service time for planned shipyard projects between contracts. During fiscal year 2012, there were 105 days of planned out of service time related to the Atwood Falcon (96) and Atwood Beacon (9).

Management’s Discussion and Analysis, page 25

Market Outlook

2.	We note you have not complied with prior comment 2, regarding various ambiguities in your disclosures of industry statistics and company specific details, and that you are aware of differences in the manner by which the industry-wide utilization rates have been computed, relative to your own. There are several instances where the lines between your discussion of industry data and company specific details in unclear, where the transition is not apparent. Given these observations, we believe that you will need to modify your disclosures to clarify the points of transition and to identify and address differences in the manner of computing rig utilization rates. We reissue prior comment 2.

Response:

We recognize that the use of the word “utilization” in our Form 10-K, specifically as identified in your comments 1 and 2, have different meanings in each of the applications which could be unclear to a reader. As noted in our prior response, industry-wide utilization rates disclosed on pages 25 and 26 of the Form 10-K represent the number of industry-wide rigs under contract at a specific point in time. In contrast, the company-specific utilization rates we disclose represent the utilization of our rigs over a period. Thus, to clarify and remove any ambiguity regarding the use of the word “utilization”, we propose to revise our future filings, beginning with our Form 10-Q for the period ended March 31, 2013 (the “Form 10-Q”), to reference the “percentage of rigs under contract” instead of “utilization rate” with respect to industry-wide statistics. We propose to only use the term “utilization” when referring to a rate over a period of time and will properly disclose the calculation of such amounts as proposed in our response to comment 1.

3.	We understand from your response to prior comment that your disclosure on page 28 indicating you have earned “mobilization revenues” with the Atwood Condor during the fourth quarter of 2012 is accurate; and that you may have recognized such revenues without having established correlation with drilling activity. You explain that recognition is consistent with your policy disclosure stating “fees received as compensation for relocating drilling rigs from on major operating area to another…are recognized as earned during the expected term of the related drilling contract, as are the day rates associated with such contracts.” We had understood from earlier correspondence in other reviews that your policy language was intended to mean as drilling occurs, consistent with your disclosure in the fourth paragraph on page 37, explaining that mobilization costs “…incurred prior to the commencement of the drilling operations” are deferred and recognized over the term of the drilling contract.

If we have properly understood your situation, you will need to explain why you believe using an “expected term” that does not correlate precisely with the period of actual drilling should not be viewed as inconsistent with the requirements set for in FASB ASC 605-35-25-51, 52 and 53; also the guidance in FASB ASC 605-35-25-70 through 77. In either case, you should explain why you have identified mobilization as a deliverable. If the “mobilization revenues” recognized in the fourth quarter of 2012 were not proportional to the amount of drilling completed by the Atwood Condor under the applicable contract during that period, then also address the criteria pertaining to delivery and performance in SAB 13.A.1, footnote 4; Topic 13.A.3.c, IRQ1, and Topic 13.A.3.f, IRQ1. If the contract identifies a deliverable other than drilling and well construction, then review your related disclosures and accounting policy note as necessary to correlate. Please submit your explanations and a copy of all contracts for drilling services that have been provided during 2012 or subsequently or which are to be provided under a valid contract in the future using the Atwood Condor.

Response:

Our drilling contract terms have historically provided for a contract commencement date once a rig arrived on location of a client’s first well. Under those circumstances, we generally begin receiving a “day rate”, which is the customary manner in which we are compensated for undertaking various activities under a contract, at commencement of the contract. For such contracts, rig mobilization is undertaken as a pre-contract activity and is accounted for as such. The compensation related to those pre-contract activities paid by the client is usually in the form of a lump sum fee received at commencement, which is deferred and amortized over the contract term as required by ASC 605-35.

However, in recent years, due to changing market conditions, the terms of some of our contracts have included mobilization activities and have provided for contract commencement simultaneously upon commencement of mobilization, with a day rate compensation beginning at commencement. The Atwood Condor contract is such a contract, and it commenced on July 2, 2012, immediately following departure from the shipyard in Singapore. See page 3 of Atwood Condor contract, a copy of which is being provided in connection with this response, for a definition of the “Commencement Date.” Pursuant to Rule 12b-4 under the Exchange Act of 1934, we are requesting that the contract be returned to us as soon as practicable following the Staff’s review. In addition, we are requesting that the Staff afford confidential treatment under the Freedom of Information Act to the contract. Please note that this is the only contract that has been executed for services provided in 2012 and for services to be provided in the future related to the Atwood Condor.

We received two forms of compensation during the mobilization period of the Atwood Condor from Singapore to the U.S. Gulf of Mexico:

1)	Reimbursement of direct mobilization costs – Our client reimbursed us for the cost of fuel, tug boats, and other costs directly associated with relocating the rig. These direct costs and the associated reimbursements were deferred and are currently being recognized over the contract term on a gross basis into contract drilling costs and contract drilling revenues, respectively, as the period of benefit is the entire term of the contract. This deferral is consistent with our policy as disclosed in paragraph 4 on page 37 for the Form 10-K.

2)	Day rate received during the mobilization period – Once the contract commenced, our client paid us a day rate for time incurred, efforts expended and material consumed as specifically called for under the contract. The day rate received was recorded as earned as contract drilling revenues and the associated direct costs, including crew costs, catering, repairs & maintenance, insurance and training, were recorded as incurred as contract drilling costs as such amounts pertained directly to the period of time in which they were recognized.

Our revenue recognition policy for day rates received during mobilization while under contract is proper and in accordance with FASB ASC 605-35-25-55. In the case of the Atwood Condor contract, the units of delivery are time-denominated activities that are provided each day as specifically required by the terms of the contract, rather than a physical or linear measure of progress such as feet drilled or nautical miles mobilized. All phases of our work during the contract term are productive as services are continuously provided. Time and activities performed each day, including during the mobilization period, are tracked in daily operations reports for the rig which are reviewed and approved by both appropriate company and client personnel.

In addressing other items within your comment, please note the following:

“You will need to explain why you believe using an “expected term” that does not correlate precisely with the period of actual drilling should not be viewed as inconsistent…” – As noted above, mobilization is an activity that begins after commencement of, and is expressly required by the terms of, the Atwood Condor contract for which we are specifically compensated and for which we must expend efforts and consume materials. Our performance under the Atwood Condor contract is not tied to the commencement of drilling, the number of wells drilled or feet drilled. Without expending efforts and consuming materials during the mobilization, we would have been in breach of the contract prior to drilling, would not have received a day rate for the remainder of mobilization, and our client could have terminated the contract before drilling services began. This period coincided with the actual term of the contract, not the “expected term”.

“Address the criteria pertaining to delivery and performance in SAB Topic 13.A…” – At the Staff’s request, we considered the following guidance:

1)	SAB Topic 13.A.1, footnote 4—Each day that passed during the mobilization period, we accomplished what we were required to do under the terms of the contract as evidenced by our client’s approval of the daily operations reports.

2)	SAB Topic 13.A.3.c, IRQ 1—The unit of account is denominated in time and each day we accomplished what we must do to be entitled to the contractual day rates.

3)	SAB Topic 13.A.3.f, IRQ 1—We do not consider day rates received during the mobilization period to be “up-front” fees. Rather they are earned after the contract has commenced, and are designed to compensate us for services performed during the period of mobilization, which is an activity specifically required under the contract.

“If the contract identifies a deliverable other than drilling and well construction, then revise your business related disclosures and accounting policy note as necessary to correlate.” – Mobilization is identified as a deliverable in contracts where commencement occurs upon the start of mobilization, along with the provision of contract drilling services. Therefore, we propose to revise our future filings, beginning with our Form 10-K for the fiscal year ending September 30, 2013:

The last sentence of paragraph 2 on page 37 and paragraph 6 on page 48 will be revised as follows:

Revenues from day rate drilling operations as well as day rate operations performed during mobilization once a contract has commenced, which are classified as contract drilling revenues in our statement of operations, are recognized on a per day basis as services are performed assuming collectability is reasonably assured.

The first sentence of paragraph 6 on page 8 will be revised as follows:

For long moves of drilling equipment, we may obtain from our customers either a lump sum or a day rate as mobilization compensation for services performed and expenses incurred during the period in transit.

4.	We understand from your prior correspondence that you recognize revenues uniformly over the term of your drilling contracts, based on the amount of time that has elapsed, and that this practice is consistent with the day rates you have negotiated and the pace of drilling for which you are being compensated. You confirm in response to prior comment 3 that revenues are recognized on contracts “…as time is incurred, efforts are expended and materials are consumed.” Tell us your schedule for reviewing and confirming the results of your percentage-of-completion computations, by alternative measures that involve observation and inspection as required by FASB ASC 605-35-25-78, and the manner by which this have been accomplished. It should be clear how you periodically verify that a straight line method of recognition over the term of the drilling contracts correlates with actual drilling, which you have identified as the deliverable.

Response:

As evidenced by the attached contract for the Atwood Condor, we are providing services which include mobilization and making available a fully crewed rig to perform drilling operations for the client. We respectfully note that the only progress to be measured under our contracts is the passage of time in undertaking the activities for which we’ve been contracted, whether in connection with mobilization or drilling services. We are not directly responsible for, nor are we compensated for, the completion of the construction of a well. Rather, we merely act as a subcontractor in assisting the client in the construction of their well. If drilling is abandoned or not otherwise completed, we generally continue to receive a day rate compensation under the terms of the contract. Whether for contracts that commence at mobilization or upon the commencement of drilling, the units of delivery are time-denominated activities that are provided each day as specifically required by the terms of the contract. We are not compensated under our contracts pursuant to a physical or linear measure of progress such as feet drilled or nautical miles mobilized. As noted above, time and activities performed each day, including during the mobilization period, are tracked in daily operations reports for the rig which are reviewed and approved by both appropriate company and client personnel.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (713) 749-7902 if you have any further questions. We would like to extend an invitation to you to discuss these matters further via a conference call at your convenience. We thank you for your attention to these matters.

Respectfully yours,

/s/ Mark L. Mey

Mark L. Mey

Senior Vice President, Chief Financial Officer